Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer collectively to Cheche Group Inc., and its subsidiaries, including Cheche Technology Inc. (“CCT”), Baodafang Technology Co., Ltd., Cheche Technology (Ningbo) Co., Ltd. (“WFOE”), and any other PRC-incorporated subsidiary that we may have in the future, as well as our WFOE’s contractual arrangements, commonly known as the VIE structure, with a variable interest entity (the “VIE”) and its subsidiaries (collectively, the “Affiliated Entities”). You should read the following discussion and analysis of our results of operations and financial condition together with the unaudited consolidated financial statements and related notes included elsewhere in this current report on Form 6-K. See “Exhibit 99.1— Unaudited Interim Consolidated Financial Statements as of December 31, 2023 and June 30, 2024, and the for the six months ended June 30, 2023 and 2024.” This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” of our annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2024.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We carry out our business in China primarily through WFOE and our contractual arrangements, commonly known as the VIE Structure, with the Affiliated Entities. We are an insurance technology company operating an independent technology-empowered platform primarily for auto insurance transaction services. Capitalizing on our leading position in auto insurance transaction services, we have evolved into a nationally leading platform with a nationwide network that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. We offer a unified, cloud-based platform that delivers considerable value propositions to each of the participants in its ecosystem, including insurance carriers, insurance intermediaries, third-party platforms, referral partners and consumers. These participants access and utilize our flagship digital insurance transaction products Easy-Insur (车保易) and NEV Insurance Solution, as well as the insurance SaaS solution products Digital Surge (澎湃保) and Sky Frontier (天境) on our platform. These products are designed and programmed in different forms, including mobile, web, WeChat and third-party applications. The open architecture of our platform also enables interoperability of these products with numerous applications, systems and other offerings adopted by our ecosystem participants.

Our net revenues were RMB1,610.4 million and RMB1,639.0 million in the six months ended June 30, 2023 and 2024, respectively. Our net loss was RMB72.2 million and RMB54.9 million in the six months ended June 30, 2023 and 2024, respectively. We recorded adjusted net loss of RMB27.8 million and RMB24.4 million in the six months ended June 30, 2023 and 2024, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

The following table sets forth a summary of our unaudited interim condensed consolidating statements of operations and comprehensive loss, both in absolute amount, for the periods indicated. This information has been derived from and should be read together with our unaudited interim condensed consolidating financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2023	2024
	(RMB in thousands)
Net revenues	1,610,371	1,638,986

Cost and Operating expenses:
Cost of revenues	(1,551,979)	(1,574,285)
Selling and marketing expenses	(47,755)	(41,661)
General and administrative expenses	(49,694)	(61,753)
Research and development expenses	(31,303)	(18,525)
Total cost and operating expenses	(1,680,731)	(1,696,224)
Other expenses:
Interest income	1,483	3,257
Interest expense	(541)	(440)
Foreign exchange losses	(6,334)	(1,055)
Government grants	7,240	234
Changes in fair value of warrant	(127)	3,376
Changes in fair value of amounts due to related party	(3,836)	(3,286)
Others, net	29	180
Loss before income tax	(72,446)	(54,972)
Income tax credit	258	100
Net loss	(72,188)	(54,872)
Non-GAAP measure:
Adjusted net loss (1)	(27,763)	(24,441)

(1)	Adjusted net loss is defined as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, listing related professional service fees and dispute resolution expenses. Adjusted net loss is not a measure required by, or presented in accordance with, U.S. GAAP. The use of the non-GAAP measure has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For further details, see “—Non-GAAP Financial Measure.”

Non-GAAP Financial Measures

We use adjusted net loss, a non-GAAP financial measure, in evaluating our results of operations and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, listing related professional service fees and dispute resolution expenses. Such adjustments have no impact on income tax.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our results of operations without considering the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, listing related professional service fees and dispute resolution expenses. We believe that adjusted net loss helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of such non-GAAP measure facilitates investors’ assessment of our operating performance. Adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the reconciliation of our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

The following tables set forth a reconciliation of our adjusted net loss to net loss for the periods indicated.

	Six Months Ended June 30,
	2023	2024
	(RMB in thousands)
Net loss	(72,188)	(54,872)
Add:
Share-based compensation expense	33,875	27,116
Amortization of intangible assets related to acquisition	1,050	1,050
Listing related professional expenses	5,537	-
Changes in fair value of warrant	127	(3,376)
Changes in fair value of amounts due to related party	3,836	3,286
Dispute resolution expenses	-	2,355
Adjusted net loss	(27,763)	(24,441)

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Net revenues. Our net revenues increased by 1.8%, from RMB1,610.4 million in the six months ended June 30, 2023 to RMB1,639.0 million in the six months ended June 30, 2024.The growth was driven by the increase in insurance transactions conducted through our platform by referral partners and third-party platform partners.

Cost of revenues. Our cost of revenues increased by 1.4%, from RMB1,552.0 million in the six months ended June 30, 2023 to RMB1,574.3 million in the six months ended June 30, 2024, which was consistent with the growth of business volume and net revenues.

Selling and marketing expenses. Our selling and marketing expenses decreased by 12.8%, from RMB47.8 million in the six months ended June 30, 2023 to RMB41.7 million the six months ended June 30, 2024, primarily due to the decreases in share-based compensation to our marketing staff and marketing expenses. As a result, selling and marketing expenses as a percentage of net revenues decreased from 3.0% in the six months ended June 30, 2023 to 2.5% in the six months ended June 30, 2024. Excluding the impact of share-based compensation expenses to our marketing staff, the percentage would decrease from 2.4% in the six months ended June 30, 2023 to 2.3% in the six months ended June 30, 2024.

General and administrative expenses. Our general and administrative expenses increased by 24.3%, from RMB49.7 million in the six months ended June 30, 2023 to RMB61.8 million in the six months ended June 30, 2024, primarily due to the increases in share-based compensation, post-listing professional service fees, and dispute resolution expenses. As a result, general and administrative expenses as a percentage of net revenues increased from 3.1% in the six months ended June 30, 2023 to 3.8% in the six months ended June 30, 2024. Excluding the impact of share-based compensation, listing-related professional service fees and dispute resolution expenses, the percentage would increase from 1.8% in the six months ended June 30, 2023 to 2.3% in the six months ended June 30, 2024.

Research and development expenses. Our research and development expenses decreased by 40.8%, from RMB31.3 million in the six months ended June 30, 2023 to RMB18.5 million in the six months ended June 30, 2024, mainly driven by decreased share-based compensation expenses and staff costs. As a result, research and development expenses as a percentage of net revenues decreased from 1.9% in the six months ended June 30, 2023 to 1.1% in the six months ended June 30, 2024. Excluding the impact of share-based compensation expenses, the percentage would decrease from 1.4% in the six months ended June 30, 2023 to 1.0% in the six months ended June 30, 2024.

Net loss. As a result of the foregoing, we incurred a net loss of RMB54.9 million in the six months ended June 30, 2024, as compared to a net loss of RMB72.2 million in the six months ended June 30, 2023.

Liquidity and Capital Resources

In the six months ended June 30, 2023, our principal source of liquidity was cash generated from investing activities and short-term borrowings from banks. In the six months ended June 30, 2024, our principal source of liquidity was cash generated from financing activities in 2023.

As of December 31, 2023 and June 30, 2024, we had cash and cash equivalents of RMB243.4 million and RMB133.1 million, respectively. As of December 31, 2023 and June 30, 2024, we had amounts due to related party of RMB55.3 million and RMB58.8 million, respectively.

We believe that we will be able to meet our financing needs for the next twelve months from the date of this this current report, with cash balances of approximately RMB133.1 million and short-term investments of approximately RMB71.5 million as of June 30, 2024, respectively. However, we may require additional funding due to changing business conditions or other future developments, including any investments or acquisitions we may pursue. If our existing cash resources are insufficient to meet our working capital requirements, we may seek to issue equity or equity-linked securities or debt securities or obtain financing from banks and other third parties. The sale of equity or equity-linked securities would result in additional dilution to our shareholders, while the incurrence of indebtedness could subject us to operating and financial covenants that restrict our operations and ability to pay dividends to our shareholders. There is no assurance that we will be successful in raising funds, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information— D. Risk Factors — Risks Related to Our Securities — The issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders” of the Annual Report.

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2023	2024
	(RMB in thousands)
Net cash used in operating activities	(7,591)	(44,675)
Net cash generated from/(used in) investing activities	20,204	(61,462)
Net cash generated from/(used in) financing activities	20,000	(5,000)
Effect of foreign exchange rate changes on cash and cash equivalents	2,394	862
Net increase/(decrease) in cash, cash equivalents and restricted cash	35,007	(110,275)
Cash and cash equivalents, and restricted cash at beginning of the period	119,945	248,392
Cash and cash equivalents, and restricted cash at end of the period	154,952	138,117

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024 was RMB44.7 million, primarily due a net loss of RMB54.9 million, as adjusted by (1) adjustments primarily consisting of share-based compensation expense of RMB27.1 million, changes in fair value of amounts due to related party of RMB3.3 million, amortization of right-of-use asset of RMB2.8 million, partially offset by changes in fair value of warrant of RMB3.4 million, and (2) net cash outflow of RMB23.5 million from changes in operating assets and liabilities, primarily due to an increase of RMB174.6 million in accounts receivable, a decrease of RMB2.2 million in accrued expenses and other current liabilities, partially offset by an increase of RMB150.7 million in account payable, and a decrease of RMB4.1 million in prepayments and other current assets.

Net cash used in operating activities for the six months ended June 30, 2023 was RMB7.6 million, primarily due to a net loss of RMB72.2 million, as adjusted by (1) adjustments primarily consisting of share-based compensation expense of RMB33.9 million, foreign exchange losses of RMB6.3 million, amortization of right-of-use asset of RMB4.5 million, and changes in fair value of amounts due to related party of RMB3.8 million, and (2) net cash inflow of RMB14.2 million from changes in operating assets and liabilities, primarily driven by an increase of RMB54.0 million in accounts payable and an increase of salary and welfare benefits payable of RMB3.5 million, partially offset by an increase of RMB27.3 million in accounts receivable, a decrease of RMB9.9 million in accrued expenses and other current liabilities, and a decrease of RMB4.8 million in lease liabilities.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024 was RMB61.5 million, primarily due to (1) the placement of short-term investments of RMB85.7 million, and (2) loan provide to a third party of RMB10.0 million, partially offset by the cash received from maturities of short-term investments of RMB35.6 million.

Net cash generated from investing activities for the six months ended June 30, 2023 was RMB20.2 million, primarily due to the cash received from maturities of short-term investments of RMB34.8 million, partially offset by the placement of short-term investments of RMB14.5 million.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2024 was RMB5.0 million, primarily due to cash repayment of short-term borrowings to bank of RMB20.0 million, partially offset by cash received from short-term borrowings from bank of RMB15.0 million.

Net cash generated from financing activities for the six months ended June 30, 2023 was RMB20.0 million, primarily due to the cash received from short-term borrowings from banks.

Capital Expenditures

We incur capital expenditures primarily for purchases of property and equipment. Our capital expenditures were RMB0.2 million and RMB1.4 million in the six months ended June 30, 2023 and 2024, respectively. We will continue to incur capital expenditures to support the growth of our business.

Financial Information Related to the VIEs

The following table presents the unaudited condensed consolidating balance sheet information relating to Cheche Group Inc., and CCT (collectively, the “Parent Company”), WFOE, CCT’s subsidiaries (other than WFOE), the VIE and its subsidiaries for the periods and as of the dates presented.

Selected Condensed Consolidating Statements of Operations Data

	Six months ended June 30, 2024
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net revenues	-	261,759	743	1,381,944	(5,460)	1,638,986
Earned from third-party customers	-	261,759	-	1,377,227	-	1,638,986
Earned from the intra-Group transactions(1)	-	-	743	4,717	(5,460)	-
Cost of revenues	-	(250,424)	(592)	(1,327,986)	4,717	(1,574,285)
Arising from non intra-Group transactions	-	(245,707)	(592)	(1,327,986)	-	(1,574,285)
Arising from the intra-Group transactions(1)	-	(4,717)	-	-	4,717	-
Selling and marketing expenses	-	(7,533)	-	(34,871)	743	(41,661)
Arising from non intra-Group transactions	-	(7,533)	-	(34,128)	-	(41,661)
Arising from the intra-Group transactions(1)	-	-	-	(743)	743	-
General and administrative expenses	(12,411)	(9,593)	(156)	(39,593)	-	(61,753)
Research and development expenses	-	(8,190)	-	(10,335)	-	(18,525)
Total operating costs and expense	(12,411)	(275,740)	(748)	(1,412,785)	5,460	(1,696,224)

Operating loss	(12,411)	(13,981)	(5)	(30,841)	-	(57,238)
Share of loss from other subsidiaries(2)	(48,672)	-	-	-	48,672	-
Share of loss of the WFOE(2)	-	(35,354)	-	-	35,354	-
Share of loss of the VIE(2)	-	-	(35,394)	-	35,394	-
Interest income from VIE(3)	900	38	42	-	(980)	-
Interest expense to WFOE(3)	-	-	-	(42)	42	-
Interest expense to Parent(3)	-	-	-	(900)	900	-
Interest expense to other subsidiaries(3)	-	-	-	(38)	38	-
Others, net	5,474	625	3	(3,836)	-	2,266
Loss before income taxes	(54,709)	(48,672)	(35,354)	(35,657)	119,420	(54,972)

Income tax expense	(163)	-	-	263	-	100
Net loss	(54,872)	(48,672)	(35,354)	(35,394)	119,420	(54,872)

	Six months ended June 30, 2023
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net revenues	-	71,226	852	1,545,299	(7,006)	1,610,371
Earned from third-party customers	-	71,226	135	1,539,010	-	1,610,371
Earned from the intra-Group transactions(1)	-	-	717	6,289	(7,006)	-
Cost of revenues	-	(74,611)	(2,786)	(1,480,871)	6,289	(1,551,979)
Arising from non intra-Group transactions	-	(68,322)	(2,786)	(1,480,871)	-	(1,551,979)
Arising from the intra-Group transactions(1)	-	(6,289)	-	-	6,289	-
Selling and marketing expenses	-	(11,933)	-	(35,822)	-	(47,755)
General and administrative expenses(1)	(5,560)	(7,820)	(214)	(36,817)	717	(49,694)
Research and development expenses	-	(9,660)	-	(21,643)	-	(31,303)
Total operating costs and expense	(5,560)	(104,024)	(3,000)	(1,575,153)	7,006	(1,680,731)

Operating loss	(5,560)	(32,798)	(2,148)	(29,854)	-	(70,360)
Share of loss from other subsidiaries(2)	(67,132)	-	-	-	67,132	-
Share of loss of the WFOE(2)	-	(38,082)	-	-	38,082	-
Share of loss of the VIE(2)	-	-	(35,985)	-	35,985	-
Interest income from VIE(3)	873	324	50	-	(1,247)	-
Interest expense to WFOE(3)	-	-	-	(50)	50	-
Interest expense to Parent(3)	-	-	-	(873)	873	-
Interest expense to other subsidiaries(3)	-	-	-	(324)	324	-
Others, net	(369)	3,428	1	(5,146)	-	(2,086)
Loss before income taxes	(72,188)	(67,128)	(38,082)	(36,247)	141,199	(72,446)

Income tax expense	-	(4)	-	262	-	258
Net loss	(72,188)	(67,132)	(38,082)	(35,985)	141,199	(72,188)

Selected Condensed Consolidating Balance Sheets Data

	As of June 30, 2024
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	42,757	18,711	1,186	70,463	-	133,117
Short-term investments	64,141	7,127	-	226	-	71,494
Accounts receivable, net	-	110,291	-	528,942	-	639,233
Prepayments and other current assets	1,093	3,746	216	47,857	-	52,912
Amount due from Parent(4)	-	-	-	2,990	(2,990)	-
Amount due from other subsidiaries (4)	-	-	-	178	(178)	-
Amount due from VIE and its subsidiaries(4)	879	164,157	18,056	-	(183,092)	-
Total current assets	108,870	304,032	19,458	650,656	(186,260)	896,756

Non-current assets:
Restricted cash	-	-	-	5,000	-	5,000
Amount due from other subsidiaries(4)	458,475	-	-	-	(458,475)	-
Amount due from VIE and its subsidiaries(4)	184,692	40,000	-	-	(224,692)	-
Property, equipment and leasehold improvement, net	-	282	-	2,197	-	2,479
Intangible assets, net	-	-	-	7,000	-	7,000
Right-of-use assets	-	1,716	-	8,305	-	10,021
Goodwill	-	-	-	84,609	-	84,609
Other non-current assets	3,908	-	-	-	-	3,908
Total non-current assets	647,075	41,998	-	107,111	(683,167)	113,017

Total assets	755,945	346,030	19,458	757,767	(869,427)	1,009,773

LIABILITIES AND INVESTED EQUITY/SHAREHOLDERS’EQUITY
Current liabilities:
Accounts payable	-	124,832	-	342,720	-	467,552
Short-term borrowings	-	10,000	-	5,000	-	15,000
Contract liabilities	-	3,271	-	3	-	3,274
Salary and welfare benefits payable	-	16,330	639	56,344	-	73,313
Tax payable	-	356	-	519	-	875
Amounts due to related party	-	-	-	58,801	-	58,801
Accrued expenses and other current liabilities	8,062	1,030	-	14,360	-	23,452
Short-term lease liabilities	-	1,367	-	3,363	-	4,730
Warrant	1	-	-	-	-	1
Amount due to other subsidiaries(4)	-	-	-	164,157	(164,157)	-
Amount due to VIE and its subsidiaries(4)	2,990	178	-	-	(3,168)	-
Amount due to parent(4)	-	-	-	879	(879)	-
Amount due to WOFE(4)	-	-	-	6,456	(6,456)	-
Deficit in other subsidiaries(5)	389,784	-	-	-	(389,784)	-
Deficit in WOFE(5)	-	119,975	-	-	(119,975)	-
Deficit in VIE and its subsidiaries(5)	-	-	138,794	-	(138,794)	-
Total current liabilities	400,837	277,339	139,433	652,602	(823,213)	646,998

Non-current liabilities:
Deferred tax liabilities	-	-	-	1,750	-	1,750
Long-term lease liabilities	-	-	-	4,485	-	4,485
Amount due to parent(4)	-	458,475	-	184,692	(643,167)	-
Amount due to other subsidiaries(4)	-	-	-	40,000	(40,000)	-
Amount due to WFOE(4)	-	-	-	11,600	(11,600)	-
Deferred revenue	-	-	-	1,432	-	1,432
Warrant	2,921	-	-	-	-	2,921
Total non-current liabilities	2,921	458,475	-	243,959	(694,767)	10,588

Total liabilities	403,758	735,814	139,433	896,561	(1,517,980)	657,586

Total shareholders’ equity	352,187	(389,784)	(119,975)	(138,794)	648,553	352,187

Total liabilities, mezzanine equity and shareholders’ equity	755,945	346,030	19,458	757,767	(869,427)	1,009,773

	As of December 31, 2023
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	119,033	36,769	1,260	86,330	-	243,392
Short-term investments	-	21,248	-	226	-	21,474
Accounts receivable, net	-	20,125	-	445,941	-	466,066
Prepayments and other current assets	1,118	6,671	(163)	41,695	-	49,321
Amount due from Parent(4)	-	-	-	2,972	(2,972)	-
Amount due from WFOE(4)	-	-	-	1,603	(1,603)	-
Amount due from VIE and its subsidiaries(4)	1,520	159,709	-	-	(161,229)	-
Total current assets	121,671	244,522	1,097	578,767	(165,804)	780,253

Non-current assets:
Restricted cash	-	-	-	5,000	-	5,000
Amount due from other subsidiaries(4)	455,638	-	-	-	(455,638)	-
Amount due from VIE and its subsidiaries(4)	182,652	41,438	20,381	-	(244,471)	-
Property, equipment and leasehold improvement, net	-	446	-	1,221	-	1,667
Intangible assets, net	-	-	-	8,050	-	8,050
Right-of-use assets	-	3,182	-	7,067	-	10,249
Goodwill	-	-	-	84,609	-	84,609
Other non-current assets	4,149	-	-	-	-	4,149
Total non-current assets	642,439	45,066	20,381	105,947	(700,109)	113,724

Total assets	764,110	289,588	21,478	684,714	(865,913)	893,977

LIABILITIES AND INVESTED
EQUITY/SHAREHOLDERS’EQUITY
Current liabilities:
Accounts payable	-	33,245	76	283,547	-	316,868
Short-term borrowings	-	10,000	-	10,000	-	20,000
Contract liabilities	-	3,669	-	626	-	4,295
Salary and welfare benefits payable	-	15,093	638	57,878	-	73,609
Tax payable	-	325	1	624	-	950
Amounts due to related party	-	-	-	55,251	-	55,251
Accrued expenses and other current liabilities	11,310	2,564	381	11,504	-	25,759
Short-term lease liabilities	-	1,647	-	2,304	-	3,951
Warrant	850	-	-	-	-	850
Amount due to other subsidiaries(4)	-	-	-	157,128	(157,128)	-
Amount due to VIE and its subsidiaries(4)	2,972	2,581	1,603	-	(7,156)	-
Amount due to parent(4)	-	-	-	1,520	(1,520)	-
Deficit in other subsidiaries(5)	365,377	-	-	-	(365,377)	-
Deficit in WOFE(5)	-	129,355	-	-	(129,355)	-
Deficit in VIE and its subsidiaries(5)	-	-	148,134	-	(148,134)	-
Total current liabilities	380,509	198,479	150,833	580,382	(808,670)	501,533

Non-current liabilities:
Deferred tax liabilities	-	-	-	2,013	-	2,013
Long-term lease liabilities	-	848	-	4,550	-	5,398
Amount due to parent(4)	-	455,638	-	182,652	(638,290)	-
Amount due to other subsidiaries(4)	-	-	-	41,438	(41,438)	-
Amount due to WFOE(4)	-	-	-	20,381	(20,381)	-
Deferred revenue	-	-	-	1,432	-	1,432
Warrant	5,419	-	-	-	-	5,419
Total non-current liabilities	5,419	456,486	-	252,466	(700,109)	14,262

Total liabilities	385,928	654,965	150,833	832,848	(1,508,779)	515,795

Total shareholders’ equity	378,182	(365,377)	(129,355)	(148,134)	642,866	378,182

Total liabilities, mezzanine equity and shareholders’ equity	764,110	289,588	21,478	684,714	(865,913)	893,977

Summary Condensed Consolidating Cash Flows Data

	Six months ended June 30, 2024
	Parent Company	other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net cash provided by/received from transactions with intra-group companies(1)	-	(82,000)	(7,612)	89,612	-	-
Other operating activities	(12,703)	(21,484)	(863)	(9,625)	-	(44,675)
Net cash (used in)/provided by operating activities	(12,703)	(103,484)	(8,475)	79,987	-	(44,675)

Repayment of the investments in and loans from VIE and its subsidiaries(6)	-	71,021	8,400	-	(79,421)	-
Purchase of property, equipment and leasehold improvement	-	(9)	-	(1,433)	-	(1,442)
Loan provide to a third party	-	-	-	(10,000)	-	(10,000)
Placement of short-term investments	(64,274)	(21,380)	-	-	-	(85,654)
Proceeds from short-term investments	-	35,634	-	-	-	35,634
Net cash provided by/(used in) investing activities	(64,274)	85,266	8,400	(11,433)	(79,421)	(61,462)

Repayment to other subsidiaries(6)	-	-	-	(71,021)	71,021	-
Repayment to WFOE	-	-	-	(8,400)	8,400	-
Cash received from short-term borrowings from bank	-	10,000	-	5,000	-	15,000
Cash repayments of short-term borrowings to bank	-	(10,000)	-	(10,000)	-	(20,000)
Net cash provided by/(used in) financing activities	-	-	-	(84,421)	79,421	(5,000)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	701	160	1	-	-	862
Net decrease in cash and cash equivalents and restricted cash	(76,276)	(18,058)	(74)	(15,867)	-	(110,275)
Cash, cash equivalents and restricted cash at the beginning of the period	119,033	36,769	1,260	91,330	-	248,392
Cash, cash equivalents and restricted cash at the end of the period	42,757	18,711	1,186	75,463	-	138,117

(1)	Represents the elimination of the intercompany licensing and other services charge at the consolidation level. In the six months ended June 30, 2024, the total amount of the service fees that charged by VIE under the relevant agreements was RMB4.7 million. In the six months ended June 30, 2024, the total amount of the service fees that the other subsidiaries paid to VIE under the relevant agreements was RMB89.6 million.

(2)	Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3)	Represents the elimination of interest income / expense from intercompany loans at the consolidation level.

(4)	Represents the elimination of intercompany balances among CCT, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of June 30, 2024 were related to intercompany loans and prepayment related service charges under certain service agreements.

(5)	Represents the elimination of the deficit in other subsidiaries, WOFE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

(6)	Represents the elimination of intra-group investments and loans related cash activities among other subsidiaries, WFOE, and the VIE and its subsidiaries. During the six months ended June 30, 2024, (i) the repayment of the investments in and loans from VIE and its subsidiaries to other subsidiaries was RMB71.0 million, and (ii) the repayment of the investments in and loans from VIE and its subsidiaries to WOFE was RMB8.4 million.

	Six months ended June 30, 2023
	Parent Company	other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net cash provided by/received from transactions with intra-group companies(1)	-	(40,400)	2,274	38,126	-	-
Other operating activities	(11,992)	(15,463)	(2,542)	22,406	-	(7,591)
Net cash (used in)/provided by operating activities	(11,992)	(55,863)	(268)	60,532	-	(7,591)

Repayment of the investments in and loans from other subsidiaries(6)	11,128	-	-	-	(11,128)	-
Repayment of the investments in and loans from VIE and its subsidiaries(6)	-	15,000	-	-	(15,000)	-
Purchase of property, equipment and leasehold improvement	-	(67)	-	(104)	-	(171)
Placement of short-term investments	-	(14,452)	-	-	-	(14,452)
Proceeds from short-term investments	-	34,823	-	-	-	34,823
Proceeds from disposal of fixed assets, intangible assets and other long-term assets	-	-	-	4	-	4
Net cash provided by/(used in) investing activities	11,128	35,304	-	(100)	(26,128)	20,204

Repayment to parent company(6)	-	(11,128)	-	-	11,128	-
Repayment to other subsidiaries	-	-	-	(15,000)	15,000	-
Cash received from short-term borrowings to third parties	-	10,000	-	10,000	-	20,000
Net cash provided by/(used in) financing activities	-	(1,128)	-	(5,000)	26,128	20,000

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	22	2,372	-	-	-	2,394
Net (decrease) /increase in cash and cash equivalents and restricted cash	(842)	(19,315)	(268)	55,432	-	35,007
Cash, cash equivalents and restricted cash at the beginning of the period	1,008	98,624	419	19,894	-	119,945
Cash, cash equivalents and restricted cash at the end of the period	166	79,309	151	75,326	-	154,952

(1)	Represents the elimination of the intercompany licensing and other services charge at the consolidation level. In the six months ended June 30, 2023, the total amount of the service fees that charged by VIE under the relevant agreements was RMB6.3 million. In the six months ended June 30, 2023, the total amount of the service fees that the other subsidiaries paid to VIE under the relevant agreements was RMB38.1 million.

(2)	Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3)	Represents the elimination of interest income/expense from intercompany loans at the consolidation level.

(4)	Represents the elimination of intercompany balances among CCT, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of December 31, 2023 were related to intercompany loans and prepayment related service charges under certain service agreements.
(5)	Represents the elimination of the deficit in other subsidiaries, WOFE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

(6)	Represents the elimination of intra-group investments and loans related cash activities among CCT, other subsidiaries, and the VIE and its subsidiaries. During the six months ended June 30, 2023, (i) the repayment of the investments in and loans from other subsidiaries to CCT was RMB11.1 million, and (ii) the repayment of the investments in and loans from VIE and its subsidiaries to CCT was RMB15.0 million.

Contractual Obligations

The following table sets forth our contractual obligations and commitments as of June 30, 2024.

	Payments Due by
	Total	2024-2027	Thereafter
	(RMB in thousands)
Operating lease commitments	11,305	11,305	-
Amounts due to related party	60,596	60,596	-
Total contractual obligations	71,901	71,901	-

Off-Balance Sheet Arrangements

We have not entered, and does not expect to enter, into any off-balance sheet arrangements. We have also not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts indexed to equity interests and classified as shareholders’ equity.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Risk Factors

This section includes material updates in certain risks relating to us since April 29, 2024, the date of the Annual Report. This section is a supplement to and should be read in conjunction with the section titled “Risk Factors” included in the Annual Report.

Misconduct or other improper activities by, or regulatory penalties imposed on, our employees, ecosystem participants and other third-party service providers could materially and adversely affect our business and reputation and hinder our securities trading or capital-raising activities, which would in turn cause the value of our securities to significantly decline or be worthless.

Our employees, ecosystem participants and other third-party service providers may engage in misconduct or other improper activities, which could subject us to financial losses or regulatory sanctions and damage our reputation. Misconduct could include unauthorized activities resulting in unknown risks or losses, improper use of confidential or private information, or fraudulent and other illegal or improper activities. It is not always possible to deter misconduct that occurs on our platform, and the precautions that we take to prevent and detect this activity may not be effective in all cases.

For example, we cooperate with referral partners to attract potential insurance purchasers to our platform. These referral partners help consumers purchase insurance policies through our platform. As a result, consumers may associate these referral partners with us and hold us accountable for their misconduct. We are also subject to the risk of fraudulent activities by consumers, who may provide us with inaccurate or misleading information or engage in other improper activities through our platform. Furthermore, our SaaS solution products offered to insurance carriers and insurance intermediaries are used in a wide variety of network environments. Such SaaS solution products may be intentionally misused or abused by customers, their employees or third parties who access or use our solution products. Misconduct or other improper activities by our employees and ecosystem participants could damage our brand and reputation, discourage ecosystem participants from using our services and require us to take additional steps to reduce improper and illegal activities on our platform, which could significantly increase our costs.

We also engage third-party service providers for certain professional services, such as audit, legal, tax, and consultancy services. If any of such third-party service providers is subject to regulatory penalties or is found in violation of any applicable rules and regulations, their ability to provide services to us could be materially and adversely affected. For example, on September 13, 2024, the Chinese regulators have imposed administrative penalties on our auditor for works unrelated to us. Such administrative penalties include a six-month suspension on certain business operations of our auditor in mainland China. We may not be able to find alternative third-party service providers on a timely basis or on terms favorable to us, to the extent necessary or desirable, which may have a material adverse effect on our operations and the trading price of our securities. In addition, if we encounter difficulties in locating or transitioning to a replacement auditor if and when it is necessary or desirable, we may be unable to comply with the SEC disclosure requirements, including those under the Securities Exchange Act of 1934 (the “Exchange Act”), in a timely manner. As a result, our ability to facilitate an orderly trading market of our securities or offer securities to investors in capital raising activities could be significantly limited or completely hindered, which would in turn cause the value of our securities to significantly decline or be worthless.

Cautionary Statement Regarding Forward-Looking Statements

This current report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this current report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this Form 6-K.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the outcome of any legal proceedings that have been or may be instituted against us;

●	the ability to maintain the listing of the Class A Ordinary Shares on the Nasdaq;

●	our markets are rapidly evolving and may decline or experience limited growth;

●	our ability to retain and expand our customer base;

●	our ability to compete effectively in the markets in which we operate;

●	our relationships with insurance carriers, referral partners and consumers;

●	failure to maintain and enhance our brand;

●	failure to prevent security breaches or unauthorized access to our or our third-party service providers’ data;

●	the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection and data security;

●	risks related to our corporate structure, in particular the VIE structure; and

●	the other matters described in the section titled “Risk Factors” of the Annual Report.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this current report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.